# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: X3 Acquisition Corp. Ltd., CIK 0002083493
CUSIP: G9831H101
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 3033 EXCELSIOR BLVD, SUITE 343, MINNEAPOLIS, Minnesota (MN), 55416
Date of event which requires filing of this statement: 01/20/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002083508

## Reporting persons
- X3 Acquisition Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 5,750,000; shared voting power 0; sole dispositive power 5,750,000; shared dispositive power 0; aggregate amount beneficially owned 5,750,000 (22.3% of the class)
  Comment: 5,750,000 Ordinary Shares (defined below) reported in Items 5, 7 and 9 consist of 5,750,000 Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares" ), which are convertible into Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares" and together with the Class B Ordinary Shares, the "Ordinary Shares") on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association.
- Andrew J. Redleaf: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 5,750,000; shared voting power 0; sole dispositive power 5,750,000; shared dispositive power 0; aggregate amount beneficially owned 5,750,000 (22.3% of the class)
  Comment: 5,750,000 Ordinary Shares (defined below) reported in Items 5, 7 and 9 consist of 5,750,000 Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares" ), which are convertible into Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares" and together with the Class B Ordinary Shares, the "Ordinary Shares") on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. Andrew J. Redleaf controls X Cubed Capital Management LLC, the managing member of the Sponsor and holds voting and investment discretion with respect to the Ordinary Shares held of record by the Sponsor. Mr. Redleaf disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

## Item 1. Issuer
Name of issuer: X3 Acquisition Corp. Ltd.
Address of issuer's principal executive offices: 3033 Excelsior Blvd, Suite 343, Minneapolis, MN 55416

## Item 2. Person Filing
Name of person filing: (i) X3 Acquisition Management LLC (the "Sponsor") and (ii) Andrew J. Redleaf. The Sponsor and Mr. Redleaf have entered into a Joint Filing Agreement, dated the date hereof, pursuant to which the Sponsor and Mr. Redleaf have agreed to file this statement and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Any disclosures herein with respect to persons other than the Sponsor and Mr. Redleaf are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed as an admission that any of the forgoing persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Ordinary Shares reported herein.
Address of principal business office or, if none, residence: c/o X3 Acquisition Corp. Ltd., 3033 Excelsior Blvd, Suite 343, Minneapolis, MN 55416
Citizenship: (i) X3 Acquisition Management LLC - Delaware (ii) Andrew J. Redleaf - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,750,000 Ordinary Shares consisting of 5,750,000 Class B Ordinary Shares which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. Andrew J. Redleaf controls X Cubed Capital Management LLC, the managing member of the Sponsor and holds voting and investment discretion with respect to the Ordinary Shares held of record by the Sponsor. Mr. Redleaf disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
Percent of class: 22.3% (based on 25,750,000 Ordinary Shares outstanding as of the date hereof).
Sole power to vote or to direct the vote: 5,750,000 Ordinary Shares consisting of 5,750,000 Class B Ordinary Shares which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. Andrew J. Redleaf controls X Cubed Capital Management LLC, the managing member of the Sponsor and holds voting and investment discretion with respect to the Ordinary Shares held of record by the Sponsor. Mr. Redleaf disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,750,000 Ordinary Shares consisting of 5,750,000 Class B Ordinary Shares which are convertible into Class A Ordinary Shares on a one-for-one basis upon the consummation of a business combination or earlier at the option of the holder, subject to adjustment as described in the Issuer's amended and restated memorandum and articles of association. Andrew J. Redleaf controls X Cubed Capital Management LLC, the managing member of the Sponsor and holds voting and investment discretion with respect to the Ordinary Shares held of record by the Sponsor. Mr. Redleaf disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1. Joint Filing Agreement pursuant to Rule 13d-1(k)

## Signatures
- X3 Acquisition Management LLC: /s/ Andrew J. Redleaf, Authorized Signatory (01/23/2026)
- Andrew J. Redleaf: /s/ Andrew J. Redleaf, Andrew J. Redleaf (01/23/2026)